UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of November 2017

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On November 15, 2017, Intec Pharma Ltd., issued a press release titled “Intec Pharma Reports Third Quarter 2017 Operating and Financial Results.”

Copy of the press release is attached hereto as Exhibit 99.1. Also attached are the unaudited condensed interim financial information and Management’s Discussion and Analysis of Financial Condition and Results of Operation (as Exhibits 99.2 and 99.3, respectively), both of which are incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700 and No. 333-212801) and F-3 (Files No. 333-217189 and No. 333-218539).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer
Date: November 15, 2017

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Dated November 15, 2017.
99.2	Unaudited Condensed Interim Financial Information for the Period Ended September 30, 2017.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Period Ended September 30, 2017.

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